                                                                     Exhibit 16







Securities and Exchange Commission
Washington, D.C. 20549


November 24, 1999

Ladies and Gentlemen:

We were previously principal accountants for Casino Data Systems and, under the date of February 23, 1999, we reported on the consolidated financial statements of Casino Data Systems and subsidiaries as of and for the years ended December 31, 1998 and 1997. On November 23, 1999, our appointment as principal accountants was terminated. We have read Casino Data Systems' statements included under Item 4(a) of its Form 8-K dated November 24, 1999, and we agree with such statements except that we are not in a position to agree or disagree with Casino Data Systems' statement that the change was approved by the Audit Committee and the Board of Directors of the Company.

Very truly yours,





/s/ KPMG LLP